# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneStream, Inc., CIK 0001889956
CUSIP: 68278B107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, Michigan (MI), 48009
Date of event which requires filing of this statement: 02/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001076809

## Reporting persons
- Glazer Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,166,406; sole dispositive power 0; shared dispositive power 6,166,406; aggregate amount beneficially owned 6,166,406 (6.83% of the class)
- Paul J. Glazer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,166,406; sole dispositive power 0; shared dispositive power 6,166,406; aggregate amount beneficially owned 6,166,406 (6.83% of the class)

## Item 1. Issuer
Name of issuer: OneStream, Inc.
Address of issuer's principal executive offices: 191 N. Chester Street Birmingham, Michigan 48009

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Glazer Capital, LLC, a Delaware limited liability company ("Glazer Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the "Glazer Funds"); and

(ii) Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Glazer Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock (as defined in Item 2(d)) reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.
Citizenship: Glazer Capital is a Delaware limited liability company. Mr. Glazer is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6166406
Percent of class: 6.83%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6166406
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6166406

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. Glazer Capital Enhanced Master Fund, Ltd., a Glazer Fund, has the right to receive or the power to direct the receipt of the proceeds from the sale of more than 5% of the shares of Common Stock outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Glazer Capital, LLC: Paul J. Glazer, Paul J. Glazer, Managing Member (02/09/2026)
- Paul J. Glazer: Paul J. Glazer, Paul J. Glazer (02/09/2026)